SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934



                               Niku Corporation
                      (Name of Subject Company (Issuer))


                               Niku Corporation
                       (Name of Filing Person (Offeror))


  Options under the Niku Corporation 2000 Equity Incentive Plan, as Amended,
                the Niku Corporation 2000 Stock Incentive Plan,
             and the Niku Corporation 1998 Stock Plan, as Amended,
            to Purchase Common Stock, Par Value $0.0001 Per Share,
       Having an Exercise Price Greater Than or Equal to $7.50 Per Share
                        (Title of Class of Securities)


                                   654113703
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)


                                 Eleanor Lacey
                               Niku Corporation
                                305 Main Street
                            Redwood City, CA 94063
                                (650) 298-4600
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Person)

                                   Copy to:

                               Gregory C. Smith
                   Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                                  Suite 1100
                              Palo Alto, CA 94301
                           Telephone: (650) 470-4500
                              Fax: (650) 470-4570

                           CALCULATION OF FILING FEE

====================================    ======================================

  Transaction Valuation*                           Amount of Filing Fee
------------------------------------    --------------------------------------

       $915,353.92                                        $80.90
====================================    ======================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 622,511 shares of common stock of Niku Corporation having an aggregate value of $915,353.92 as of April 9, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:       Not applicable.     Filing Party: Not applicable.
Form or Registration No.:     Not applicable.     Date Filed:   Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|      third-party tender offer subject to Rule 14d-1.
         |_|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

                            INTRODUCTORY STATEMENT


Item 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange dated April 15, 2003 and attached as exhibit (a)(1) hereto (the "Offer to Exchange") is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a)      Name and Address.

                  The name of the issuer is Niku Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 305 Main Street, Redwood City, California 94063, and its telephone number is (650) 298-4600.

         (b)      Securities.

                  This Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's 2000 Equity Incentive Plan, as amended (the "Equity Incentive Plan"), the Company's 2000 Stock Incentive Plan (the "2000 Stock Plan"), and the Company's 1998 Stock Plan, as amended (the "1998 Stock Plan," and together with the Equity Incentive Plan and the 2000 Stock Plan, the "Plans"), to purchase shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), having an exercise price greater than or equal to $7.50 per share (after giving effect to the reverse stock split occurring in November 2002) for new options (the "New Options") to purchase shares of Common Stock to be granted under the Equity Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the Letter of Transmittal and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer"). As of March 31, 2003, there were options to purchase 622,511 of the Company's Common Stock outstanding and eligible to be exchanged in this offer. The number of shares of Common Stock subject to the New Options will be equal to 1.15 shares of Common Stock for each share of Common Stock subject to the eligible options that are accepted for exchange and canceled (rounded down to the nearest whole share). The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," section 1 ("Number of New Options; Expiration Date"), section 5 ("Acceptance of Options for Exchange and Grant of New Options") and section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c)      Trading Market and Price.

                  The information set forth in the Offer to Exchange under
section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a)      Name and Address.

                  The information set forth under Item 2(a) above and in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a)      Material Terms.

                  The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," section 1 ("New Options; Expiration Date"), section 3 ("Procedures for Tendering Options"), section 4 ("Withdrawal Rights"), section 5 ("Acceptance of Options for Exchange and Grant of New Options"), section 6 ("Conditions of the Offer"), section 8 ("Source and Amount of Consideration; Terms of New Options"), section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"),
section 12 ("Legal Matters; Regulatory Approvals"), section 13 ("Certain Federal Income Tax Consequences") and section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b)      Purchases.

                  The information set forth in the Offer to Exchange under
section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (e)      Agreements Involving the Subject Company's Securities.

                  The information set forth in the Offer to Exchange under
section 8 ("Source and Amount of Consideration; Terms of New Options ") and
section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a)      Purposes.

                  The information set forth in the Offer to Exchange under
section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b)      Use of Securities Acquired.

                  The information set forth in the Offer to Exchange under
section 5 ("Acceptance of Options for Exchange and Grant of New Options") and
section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c)      Plans.

                  The information set forth in the Offer to Exchange under
section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a)      Source of Funds.

                  The information set forth in the Offer to Exchange under
section 8 ("Source and Amount of Consideration; Terms of New Options ") and
section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b)      Conditions.

                  The information set forth in the Offer to Exchange under
section 6 ("Conditions of the Offer") and section 8 ("Source and Amount of Consideration; Terms of New Options ") is incorporated herein by reference.

         (d)      Borrowed Funds.

                  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a)      Securities Ownership.

                  The information set forth in the Offer to Exchange under
section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

         (b)      Securities Transactions.

                  The information set forth in the Offer to Exchange under
section 10 ("Interests of Directors and Officers; Transactions and Arrangements") is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

         (a)      Solicitations or Recommendations.

                  Not applicable.

Item 10.  Financial Statements.

         (a)      Financial Information.

                  The information set forth in the Offer to Exchange under
section 9 ("Information Concerning Niku Corporation") is incorporated herein by reference.

         (b)      Pro Forma Information.

                  Not applicable.

Item 11.  Additional Information.

         (a)      Agreements, Regulatory Requirements and Legal Proceedings.

                  The information set forth in the Offer to Exchange under
section 10 ("Interests of Directors and Officers; Transactions and Arrangements") and section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Other Material Information.

                  Not applicable.

Item 12.  Exhibits.

         (a)(1)   Offer to Exchange dated April 15, 2003.

         (a)(2)   Letter of Transmittal.

         (a)(3)   Letter to Eligible Option Holders dated April 15, 2003.

         (a)(4)   Form of Letter to Tendering Option Holders.

         (a)(5) E-mail Communication to Niku Corporation Employees dated April 15, 2003.

         (a)(6)   Form of Grant Summary Report.

         (a)(7)   Form of E-mail Confirmation to Tendering Option Holders.

         (a)(8) Niku Corporation Annual Report on Form 10-K for the year ended January 31, 2003, filed with the Securities and Exchange Commission on April 15, 2003 and incorporated herein by reference.

         (a)(9) Translation into French, of certain portions of Offer to Exchange dated April 15, 2003.

         (a)(10) Translation into French, of Addendum For Employees Who Are Tax Residents in France.

         (a)(11)  Translation into French, of Letter of Transmittal.

         (a)(12) Translation into French, of Letter to Eligible Option Holders dated April 15, 2003.

         (a)(13)  Translation into French, of Letter to Tendering Option
                  Holders.

         (a)(14) Translation into French, of E-mail Communication to Niku Corporation Employees dated April 15, 2003.

         (b)      Not applicable.

         (d)(1) Niku Corporation 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.03 filed with the Company's Annual Report on Form 10-K for the year ended January 31, 2003).

         (d)(2) Niku Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 4.08 filed with the Company's Registration Statement on Form S-8 (Commission File No. 333-50184)).

         (d)(3) Niku Corporation 1998 Stock Plan, as amended (incorporated by reference to Exhibit 10.02 filed with the Company's Registration Statement on Form S-1 (Commission File No. 333-93439)).

         (d)(4)   Niku Corporation French Sub-Plan.

         (d)(5) Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.

         (d)(6) Form of New Option Agreement for U.K. Employees Pursuant to the Niku Corporation 2000 Equity Incentive Plan.

         (d)(7) Voting Agreement dated October 31, 2002, between Limar Realty Corp. #30 and Niku Corporation (incorporated by reference to Exhibit 10.2 filed with the Company's Current Report on Form 8-K filed November 7, 2002 (Commission File No. 000-28797)).

         (d)(8) Voting Agreement dated October 18, 2002 between Farzad and Rhonda Dibachi and Niku Corporation (incorporated by reference to Exhibit 10.20 filed with the Company's Annual Report on Form 10-K filed April 15, 2003).

         (d)(9) Common Stock and Warrant Purchase Agreement dated February 12, 2003 between various investors led by Walden VC II L.P. and Niku Corporation (incorporated by reference to Exhibit
                  10.01 filed with the Company's Current Report on Form 8-K filed April 14, 2003).

         (d)(10) Registration Rights Agreement dated February 12, 2003 between various investors led by Walden VC II L.P. and Niku Corporation (incorporated by reference to Exhibit 4.01 filed with the Company's Current Report on Form 8-K filed April 14, 2003).

         (d)(11) Business Loan Agreement, Commercial Security Agreement and Promissory Note, dated September 9, 2002 between Mid Peninsula Bank and Niku Corporation (incorporated by reference to Exhibit 10.22 filed with the Company's Quarterly Report on Form 10-Q filed September 12, 2002).

         (d)(12) Amended and Restated Secured Full Promissory Note dated May 15, 2002 between Joshua Pickus and Niku Corporation (incorporated by reference to Exhibit 10.18 filed with the Company's Quarterly Report on Form 10-Q filed June 13,
                  2002).

         (d)(13)  Translation into French, of Niku Corporation French
                  Sub-Plan.

         (d)(14) Translation into French, of certain portions of Niku Corporation 2000 Equity Incentive Plan.

         (d)(15) Translation into French, of Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.

         (e)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.




Date:    April 15, 2003                    NIKU CORPORATION



                                           By:    /s/ Michael Shahbazian
                                                  ------------------------------
                                           Name:   Michael Shahbazian
                                           Title:  Senior Vice President and
                                                   Chief Financial Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION OF EXHIBIT


         (a)(1)   Offer to Exchange dated April 15, 2003.

         (a)(2)   Letter of Transmittal.

         (a)(3)   Letter to Eligible Option Holders dated April 15, 2003.

         (a)(4)   Form of Letter to Tendering Option Holders.

         (a)(5) E-mail Communication to Niku Corporation Employees dated April 15, 2003.

         (a)(6)   Form of Grant Summary Report.

         (a)(7)   Form of E-mail Confirmation to Tendering Option Holders.

         (a)(9) Translation into French, of certain portions of Offer to Exchange dated April 15, 2003.

         (a)(10) Translation into French, of Addendum For Employees Who Are Tax Residents in France.

         (a)(11)  Translation into French, of Letter of Transmittal.

         (a)(12) Translation into French, of Letter to Eligible Option Holders dated April 15, 2003.

         (a)(13)  Translation into French, of Letter to Tendering Option
                  Holders.

         (a)(14) Translation into French, of E-mail Communication to Niku Corporation Employees dated April 15, 2003.

         (d)(4)   Niku Corporation French Sub-Plan.

         (d)(5) Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.

         (d)(6) Form of New Option Agreement for U.K. Employees Pursuant to the Niku Corporation 2000 Equity Incentive Plan.

         (d)(13)  Translation into French, of Niku Corporation French
                  Sub-Plan.

         (d)(14) Translation into French, of certain portions of Niku Corporation 2000 Equity Incentive Plan.

         (d)(15) Translation into French, of Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.